Techprecision Corporation
Bella Drive
Westminster, MA 01473

December 12, 2006

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561
Attention:  John Reynolds, Esq. Assistant Director

Re: Techprecision Corporation.
Form SB-2 Filed on April 24, 2006
 File No. 333-133509
Ladies and Gentlemen:

Techprecision Corporation (the “Company”), is filing amendment No. 2 to the captioned registration statement on Form SB-2 in response to the questions raised by the staff of the Commission in its letter of comments dated October 11, 2006. Set forth below is the Company’s response to comments.

General

1.
We reissue prior comment one from our letter dated May 25, 2006. There are 9,967,000 shares of common stock of the registrant currently outstanding, and 20,401,527 shares or 191% of which are being offered in this registration statement for resale. Generally, we view resale transactions of this amount as, in essence, an offering by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act. For these sales to occur “at the market,” the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an “at the market” offering by these selling shareholders is not permissible. As a result, you should set a fixed price for the duration of the offering at which selling security holders will offer and sell the common stock in the proposed offering. Revise your registration statement, wherever appropriate, to provide that the selling shareholders will sell at a fixed price per share. Lastly, revise the cover page and the plan of distribution section to clearly state that the selling shareholders are underwriters.

The Company has reduced the number of shares of common stock being sold pursuant to the registration statement from 20,401,527 shares to 14,820,000 shares. The reduction reflects a reduction in the number of shares of common stock issuable upon conversion of the series A preferred stock from 9,181,527 shares to 3,600,000 shares. The 5,581,527 shares of common stock that were excluded from the registration statement represent more than 60% of the number of shares of common stock issuable upon conversion of the series A preferred stock. These are shares which the investor, Barron Partners, has purchased and paid for.

The Company believes that, with the revised structure, the offering is clearly a secondary offering to which Rule 415 applies for the following reasons.

Rule 415(a)(1)(i) provides that securities may be registered for a continuous offering provided that the securities “are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary”

Securities and Exchange Commission
December 12, 2006

Aside from the fact that the neither the issuer nor a parent or subsidiary of the issuer is selling stock in this offering, we do not believe that the sale of common stock by the selling stockholders constitutes, in essence, an offering on behalf of the issuer for the following reasons.

•
The only sale by or on behalf of the issuer was the sale of securities in February in a private placement pursuant to a securities purchase agreement with Barron Partners (the “Investor”), which was exempt from registration pursuant to Sections 4(2) and 4(6) of the Securities Act and Rule 506 of the Commission thereunder. That private placement constituted the primary offering by the Company.

•
The Investor made a $2.2 million investment in the Company. In exchange for the $2.2 million investment, the Investor received (i) 7,719,250 shares of series A preferred stock, and (ii) five-year warrants to purchase an aggregate of 5,610,000 shares of common stock at $.57 per share and 5,610,000 shares of commons stock at $.855 per share. The series A preferred stock was initially convertible into 7,719,250 shares of common stock, subject to adjustment. Because our EBITDA for the year ended March 31, 2006 was less than $.04613 per share, (i) the conversion price of the series A preferred stock reduced from $.285 to $.24225, a 15% reduction, with the result that the series A convertible preferred stock became convertible into 9,081,527 shares of common stock, and (ii) the exercise prices of the warrants were reduced by 15% -- from $.57 to $.4845 and from $.855 to $.7268, with no adjustment in the number of shares issuable upon exercise of the warrant. The Investor’ sole relationship with the Company then, as it is now, is as an investor.

•
The Investor made an investment in the Company and holds the risk of ownership. The Investor has the risk of ownership for its own account for more than eight months already, and even after the registration statement is declared effective, the Investor will continue to bear the risk of ownership thereafter.

•
The registration of the common stock was a condition subsequent to funding, not a condition precedent. As a result, the Investor bears the risk that the Company would fail or be unable to register the securities. Further, there is no market for the common stock, as a result of which the Investor is bearing the further risk of not being able to sell the shares, even if they are registered. The risks being borne by the Investor are further evidence that this is not an offering by or on behalf of the Company. The Company has already received the proceeds of its sale.

•
The number of securities issuable upon conversion of the series A preferred stock is fixed, subject only to the Company meeting agreed-upon levels of EBITDA. There is no market component in the pricing of the series A preferred stock whereby the Investor would receive more shares if the market price drops. This is not a death spiral security. The Investor, not the Company, bear the risk of a decline in the stock price.

•
There are presently 10,009,000 shares of common stock outstanding. If the series A preferred stock is converted into common stock to the extent of the 3,000,000 shares of common stock included in the registration statement, the holders would own 3,000,000 shares of common stock, representing approximately 23.1% of the shares of common stock which would be outstanding after such conversion.

Securities and Exchange Commission
December 12, 2006

•
By the terms of the series A preferred stock and the warrants, the Investor cannot own more than 4.9% of the outstanding common stock, computed in accordance with the beneficial ownership rules of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the certificate of designation, the warrants and the securities purchase agreement all provide that this provision cannot be amended. In this connection, it is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brief of Securities and Exchange Commission in Levy v. Southbrook Int’l., No. 00-7630. Within that Brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case. The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added). Although the Company’s concern does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable. Similar case law with respect to the applicability of ownership caps can be found for Rule 13d-3. See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec. L. Rep. (CCH) ¶90,534 (U.S.D.C., S.D.N.Y 1999).

•
The Investor does not have any control relationship with the Company. It has no right of board representation and the preferred stock is non-voting except for a very limited number of matters which require approval of the holders of 75% of the series A preferred stock. As a result, the Investor has no ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and it has no special access to material non-public information concerning the Company.

•
The sale by the Investor of its shares is not analogous to an offering by the Company. In a Company offering, other than pursuant to a firm commitment offering, the Company does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared. The Investor made a cash investment, and the Company has received the proceeds from the sale of securities to Barron. Barron has a contractual right to have the Company’s register the common stock underlying its series A preferred stock and warrants, but the Company received the proceeds from the sale in February 2006.

•
The rights under a registration rights agreement can not be equated with the actual registration of the common stock. Although the Investor has certain remedies in the nature of liquidated damages if the underlying shares are not registered in a timely manner, the registration rights agreement is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective.

Securities and Exchange Commission
December 12, 2006

•
While total number of shares of common stock that may be sold pursuant to the registration statement is significantly less than the number of presently outstanding shares, as noted above, the number of shares issuable upon conversion of the series A preferred stock would constitute approximately 23.1% of the outstanding shares after giving effect to the conversion of the such preferred stock. The remaining registered shares are issuable upon exercise of warrants, and that exercise is dependent upon a market price which is greater than the exercise price of the warrants. Further, the warrants provide for an exercise price which is greater than the conversion price of the preferred stock. In order for the Investor to receive additional shares of common stock upon exercise of the warrant, the Investor would have to make a further investment in the Company. However, after giving effect to the exercise of the warrant and the conversion of the series A preferred stock, the 4,500,000 shares issuable upon such exercise and conversion would represent 42.8% of the outstanding shares.

•
The Investor is a private investor and is not in the business of underwriting securities, and, as a factual matter, the Investor is not acting as a conduit for the Company. Rather it has purchased the shares for its own account and has already held the risk of ownership for more than nine months. Even when the shares are registered, the Investor will continue to own, and bear the risk of ownership, with respect to approximately 67.0% of its investment.

•
Although the Investor has demand registration rights with respect to the shares issuable upon conversion of the series A preferred stock which are not included in this registration statement, the Investor understands and will comply with the position of the Commission with respect to the filing of serial registration statements with respect to the shares underlying the series A preferred stock.

2.	Please file on EDGAR a marked copy with each amendment.

The Company will file a marked copy of the amendment on EDGAR.

Cover Page

3.	We reissue prior comment four from our letter dated May 25, 2006. Highlight the cross-reference to the risk factors by prominent type or in another manner. See Item 501(a)(5) of Regulation S-B.

The cross reference to Risk Factors is in bold type.

4.	Please disclose the estimated offering expenses.

The estimated offering expenses are shown on the cover page.

Inside Front and Outside Back Cover Page

5.	We reissue prior comment seven from our letter dated May 25, 2006. Please include the dealer prospectus delivery obligation as required by Item 502(b) of Regulation S-B.

As provided in Rule 174(b), the prospectus delivery requirement is not applicable.

6.
Please name counsel for Lounsberry who introduced the company to counsel for Ranor Acquisition LLC. Clarify any relationship with Ranor Acquisition LLC prior to negotiating the acquisition. Clarify the role of Ranor Acquisition LLC in light of the requirement that the investment be made with a company that was a reporting company. Disclose the control person(s) for Ranor Acquisition LLC. Clarify the material terms of all of the agreements between the parties. Clarify who received the purchase price of $200,000.

Securities and Exchange Commission
December 12, 2006

We have revised the information contained under “About Us” in response to the comments of the staff as follows.

•	The name of counsel for Lounsberry, David Feldman, is disclosed.

•	Ranor Acquisition had no relationship with Lounsberry prior to negotiating the acquisition of Ranor. Ranor Acquisition did meet or have any contact with or knowledge of Lounsberry until December 2005.

•
Ranor Acquisition required equity financing to complete the acquisition of Ranor. Barron Partners was willing to make the investment, but would only invest in a reporting company. Lounsberry was a reporting company. Ranor Acquisition agreed to assign the Ranor purchase agreement to Lounsberry under terms which gave Ranor Acquisition’s members a controlling interest in Lounsberry.

•	The names of the control persons and founders (Andrew Levy and James Reindl) for Ranor Acquisition are disclosed.

•	The material terms of the agreements are disclosed.

•
The payment of $200,000 to Capital Markets Advisory Group, LLC, which was Lounsberry’s principal stockholder, is disclosed. This amount consists of $39,661 to reimburse Capital Markets for its advances to Lounsberry and $160,339 for 928,000 shares of stock.

7.	Disclose any consideration received by Ranor Acquisition LLC for the assignment of the stock purchase agreement to Lounsberry.

Ranor Acquisition assigned the agreement to purchase the Ranor stock to Lounsberry. In consideration for that assignment, Lounsberry (i) assumed the obligations of Ranor Acquisition under the Ranor stock purchase agreement and (ii) issued to the members of Ranor Acquisition 7,997,000 shares of common stock.

8.	Clarify the principal and interest on notes held by Ranor’s preferred stockholders that was paid at closing.

A table showing the proceeds has been included. The acquisition agreement was structured in a manner to provide that the consideration allocated to the acquisition was applied first to the payment of the principal and interest on the debt before any payment is made to the equity holders. The chart reflects the payment of $8,000,000 principal amount of the loan due to the former Ranor preferred stockholders, who were also the noteholders, and interest of $975,000. Since the interest paid was less than the interest due and the noteholders waived rights to any further payment, the Management’s Discussion and Analysis disclosed the income from cancellation of the obligation to pay the remaining interest.

Securities and Exchange Commission
December 12, 2006

9.	Name the Ranor stockholders/noteholders who were paid $240,000.

No Ranor stockholder (or any other person) was paid the $240,000. The Company has included a table which sets forth the source of funds for the acquisition of Ranor. Under the Ranor stock purchase agreement, the former stockholders/noteholders were to receive the net cash in excess of $250,000, with the result that Ranor was left with cash in the amount of $250,000. Ranor used $240,000 of this cash to make the payments due under the Ranor stock purchase agreement.

Risk Factors, page 6

10.	We reissue prior comment 11 from our letter dated May 25, 2006. Please revise the subheadings to risk factors 3, 9, 10, 11, to specify the risk.

The subheadings of the risk factors have bee revised to specify the risks.

The subheading for risk factor 3 has been changed to read: “Because our contracts are individual purchase orders and are not long-term agreements, the results of our operations can vary significantly from quarter to quarter.”

The subheading for risk factor 9 has been changed to read: “Because a significant portion of our business is as a government subcontractor, our failure or the failure of the prime contractor to comply with government procurement and other regulations could result in a loss of business.”

Since the affiliate’s mortgage on the premises has been refinanced, the Company believes that risk factor 10 is not applicable and has been deleted.

Since the Company believes that, at least for the near term, it plans to grow through internal growth rather than by acquisitions, risk factor 11 has been deleted.

Since it is possible that the Company may make acquisitions, risk factor 12 has been retained with changes.

11.
We note the statement in risk factor 5 that the bankruptcy of Ranor’s predecessor in 2002 resulted in lost business and the financial health of the company may prevent the company from obtaining business. Please add a separate risk factor.

The Company has added a new risk factor entitled “The bankruptcy of Ranor’s predecessor may impair our ability to attract new business.”

12.
We note the disclosure in risk factor seven regarding the termination of a contract in the quarter ended June 30, 2006. Please clarify the materiality of this contract to your business and clarify the reason(s) for termination. If appropriate, add a separate risk factor.

Securities and Exchange Commission
December 12, 2006

The risk factor has been revised to reflect that the agreements were not cancelled but were postponed. As set forth under “Overview” in the MD&A, during the six months ended September 30, 2006, the Company suffered a decline in revenue as a result of changes in the scope and timing of two contracts. The first postponement related to a contract the Company was performing for a large military contractor. During the initial phase of the program (after the first eight units had been delivered) the customer determined that the materials it had selected and provided to the Company were inadequate to accommodate its needs. The customer submitted a stop work order until it could determine their next steps. As a result, we experienced a delay of the program for approximately 2½ months until the customer selected materials more suitable for its needs. Once the new materials were selected, the customer re-started the program and the Company is currently performing this work. As a result of this postponement, significant revenue that the Company anticipated we would recognize in the first quarter was delayed to subsequent quarters. In addition, we incurred the costs of carrying the employees and independent contractors that had been assigned to this project.

The second contract related to services being performed for a national laboratory project that involved a large vacuum vessel. As the Company was completing the initial phase of the project, the customer determined that it wanted to significantly enhance the product prior to delivery of the original unit. This change resulted in a delay of the final billing until the work was completed. As a result, revenues of $462,000 that were anticipated during first quarter of 2006 were recognized in the quarter ending September 30, 2006.

13.	We reissue prior comment 14 from our letter dated May 25, 2006. Risk factors 14 and 15 discuss the same risk and should be combined.

Risk factors 14 and 15 have been combined under the heading “The issuance of shares through our stock compensation plans may dilute the value of existing stockholders and may affect the market price of our stock.”

14.	We reissue prior comment 13 from our letter dated May 25, 2006. Risk factors 20 and 21 are generic risks and should be removed.

Risk factors 20 and 21 have been deleted.

15.	It appears that the August 2006 deadline set forth in risk factor 23 was not met. Please revise the disclosure in the risk factor to state the specific results of not meeting this deadline.

The risk factor has been revised to reflect the specific obligation of the Company as a result of the failure to meet the deadline. As a result in the reduction of the number of shares being sold by Barron Partners, the per day liquidated damages are reduced proportionately and are based on the number of shares being registered.

Selling Stockholders, page 14

16.
We reissue prior comment 23 from our letter dated May 25, 2006. We note the statement that the 4.9% limitation cannot be modified. Please provide a legal analysis as to the enforceability of this provision preventing the modification of this term. We may have further comment.

Securities and Exchange Commission
December 12, 2006

In addition to the provisions in the securities purchase agreement, the certificate of designation for the series A preferred stock and the warrants expressly provide that this limitation cannot be waived. These are the governing instruments relating to the specific securities. Furthermore, the stockholders have approved an amendment to the certificate of incorporation, which will become effective 20 days after an information statement is mailed to stockholders, which specifically permits such a provision.

As the Company noted in its response to comment 1, it is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brief of Securities and Exchange Commission in Levy v. Southbrook Int’l., No. 00-7630. Within that Brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case. The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added). Although the Company’s concern does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable. Similar case law with respect to the applicability of ownership caps can be found for Rule 13d-3. See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec. L. Rep. (CCH) ¶90,534 (U.S.D.C., S.D.N.Y 1999).

17.	Provide clear disclosure, if true, that there are no broker-dealers or affiliates of broker-dealers, other than those specifically disclosed.

Language has been included under “Selling Stockholders” to state that except for the named stockholders, none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

18.	We note the two affiliates of broker-dealers. Please clarify, if true, that.

• the seller purchased in the ordinary course of business, and

•	at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities

The requested language has been included under “Selling Stockholders.”

Plan of Distribution, page 17

19.	When discussing the position of the SEC, please make specific reference to the Ken Worm no-action letter.

The discussion under “Plan of Distribution” has been revised to expressly reflect the Commission’s position as initially set forth in the Wulff-Worm letter.

Market for Common Equity and Related Stockholder Matters, page 19

20.	Please provide the disclosure required by Item 201(a)(2)(i) of Regulation S-B.

Securities and Exchange Commission
December 12, 2006

In accordance with Item 201(a)(2)(i), the Company has disclosed the number of shares of common stock that are issuable upon exercise of outstanding options, warrants and convertible securities.

21.	Provide clear disclosure in this section, when discussing Rule 144, regarding the Ken Worm letter.

The disclosure under “Market for Common Equity and Related Stockholder Matters” has been revised to expressly refer to the Ken Worm letter.

Management’s Discussion and Analysis, page 20

22.
Provide the basis for the statement on page 21 that “We believe that there is an increasing demand for our services and we see that demand increasing at least in the near term, notwithstanding the decline in revenue from the quarter ended June 30, 2005 to the quarter ended June 30, 2006.”

The language in the MD&A has been revised to refer to an increasing demand for services of the type we offer. The Company also included information on its change in the business it seeks, by seeking more long-term agreements with predictable cost structures. The Company has rejected or not bid for projects on which it may not be able to generate an acceptable margin. As a result, despite the drop in revenue, both the gross margin and the income from operations improved in the six months ended September 30, 2006 from the comparable period of 2005.

23.	Discuss in greater detail the changes in the scope to the two contracts during the quarter ended June 30, 2006. Discuss in greater detail the reason for the partial termination of one contract.

The discussion in the Overview has been revised to disclosure the postponement of two contracts and the effect of the postponements. See also the response to comment 12.

24.	State the price at which you sold the facilities in February 2006 to WM Realty Management. Clarify the nature of the affiliation and state the reason for this transaction.

The MD&A discloses, under “Overview”:

•	The $3,000,000 price at which the Company sold the real estate to WM Realty.

•	The common ownership between WM Realty and the Company.

•	The relationship between the members of Techprecision LLC, which has a management agreement with the Company, and the Company.

•	That the sales price of the real estate was based on the maximum borrowing available to finance the purchase, which was fully leveraged.

•	The Company was not able to find a single lender to provide financing secured by both the assets other than real estate and the real estate asset.

Securities and Exchange Commission
December 12, 2006

•	The real estate lender required the limited guarantees of Mr. Levy and Mr. Reindl as a condition to making the loan.

Reverse Acquisition, page 23

25.
Please revise MD&A and the discussion beginning on page 3 to clarify the terms and conditions of the stock purchase agreement between Ranor Acquisition LLC and the former Ranor stockholders and the other transactions that occurred subsequent to the bankruptcy of Standard Automotive and prior to the merger with Techprecision. You state, “In 2002, Ranor acquired the assets of its predecessor from the bankruptcy estate.” Please explain the nature of this transaction, the parties involved, and the accounting treatment. Explain how SOP 90-7 and other authoritative guidance applies to this transaction. Disclose any relationships between Ranor Acquisition LLC, Techprecision, and Ranor and its predecessors. Explain the reasons for the assignment of the stock purchase agreement from Ranor Acquisition LLC to Techprecision.

Both the language in the Summary under “About Us” and in the MD&A under “Reverse Acquisition” have been revised to:

•
Describe the stock purchase agreement between Ranor Acquisition and the former stockholder and noteholders of Ranor. This disclosure also sets forth the allocation of payments to the former stockholders and noteholders among the stockholders. The same two former investors in Ranor held notes and preferred stock, with most of the consideration paid, net of the escrow, being allocated to the principal and interest on the notes.

•
Describe the other transactions that occurred subsequent to Standard Automotive’s bankruptcy and the acquisition by Techprecision (then known as Lounsberry), including the purchase of Rbran, which subsequently changed it name to Ranor, Inc., and the sale of Ranor to the Company.

The discussion in the MD&A has been revised to:

•	State the absence of any relationship between Ranor Acquisition, Techprecision, Ranor and Ranor’s predecessor prior to the completion of the reverse merger.

•	Disclose the accounting treatment of the acquisition of the assets of Ranor’s predecessor in the bankruptcy proceeding is disclosed.

•	Disclose the accounting treatment of the acquisition of the Ranor, Inc. assets by Rbran.

26.
Refer to prior comment 30 from our letter dated May 25, 2006. Please expand the discussion of the reverse merger on page 23 to explain how you determined the transaction was a reverse merger. Address the criteria for identifying the acquiring entity in paragraphs 15 - 17 of SFAS 141. Expand the discussion currently on page 26 to document the specific components of the transaction, clearly quantify shares exchanged in the transaction and the various elements of consideration. Consider moving the discussion of the details of the transaction to page 23, to discuss the accounting treatment and transaction details together.

Securities and Exchange Commission
December 12, 2006

The discussion on the reverse acquisition has been expanded and moved to the section headed “Reverse Acquisition.” Further, the criteria for identifying the acquiring company in paragraphs 15-17 of SFAS 141 are described in detail, with the conclusion that, based on those factors, Ranor is deemed to be the acquiring party for accounting purposes. In this connection, more detailed disclosure of the issuance of the shares, including the number of shares issued, is included.

27.
Describe the parties involved in the August 17, 2005, stock purchase agreement, clarify the total amount paid to the former Ranor stockholders, and explain the accounting for this transaction and the impact on the financial statements.

The principal parties to the August 17, 2005 stock purchase agreement are named, and a table showing the allocation of the proceeds among the debt and equity holders of Ranor is included. At the closing, since almost all of the proceeds were used to pay principal and interest on the debt and the sellers’ expenses, as shown on the table that is included in this section, the consideration payable to the stockholders was nominal. If any funds are released from escrow, those funds will be paid to the holders of the preferred stock. The principal effects on the financial statements are:

•
The principal and interest on the debt to the former Ranor stockholders is eliminated in its entirety, and replaced by Ranor’s bank debt in the principal amount of $4,000,000 and the $3,300,000 mortgage by WM Realty.

•
Because the real estate was sold to a related party, WM Realty, (i) Ranor recognized no gain on the sale of the real estate, (ii) the real estate is treated as owned by the Company, (iii) the mortgage given by WM Realty is treated as a liability of the Company, (iv) the interest paid on the mortgage and other expenses incurred by WM Realty are treated as the Company’s expenses, and (v) there is no accounting effect with respect to the lease payments under the lease with WM Realty.

•	Because WM Realty’s mortgage was a short-term mortgage, the Company’s working capital reflects the mortgage as a current liability.

•
The interest paid to Ranor’s noteholders was less than the accrued interest. As a result, interest of $222,944 was cancelled, and the cancellation is reflected as a credit to capital in excess of par value.

Results of Operations, page 24

28.
Please discuss in greater detail the reasons for the decrease in revenues for the three months ended June 30, 2006 as compared to 2005. Discuss the size of the contract that was terminated and whether this will have an impact on the financial results beyond this financial period. Discuss whether the company received any payments for the termination of the contract and whether it was paid for the delivery of the initial product.

As discussed in the response to comment 12, the two contracts were not terminated. One of the two contracts resulted in the postponement of sales from the first quarter to the second quarter. Since the contract was completed in the six months ended September 30, 2006, there is no separate discussion of the contract under “Results of Operations” for the six months ended September 30, 2006 and 2005. The second contract was also postponed. The Company has commenced work on this project and in continuing to perform under the revised purchase order. The impact of the delay is principally the deferral of the revenues over subsequent quarters and the continued employment of the project group pending the redesign of the project is discussed under “Overview” and in the discussion relating to sales and cost of sales, respectively, during the six months ended September 30, 2006.

Securities and Exchange Commission
December 12, 2006

29.	Discuss in greater detail the reasons for the increase in selling, general and administrative expenses for each period being compared.

The Company has included a chart showing the different components to selling, general and administrative expenses and discusses the changes following the chart.

30.
We reissue prior comment 41 from our letter dated May 25, 2006. Please disclose the material terms of the term loan and revolving line of credit with Sovereign Bank. State the term of the agreements. Clarify the borrowings under the line of credit as of the most recent practicable date.

The terms of the term loan and revolving loan, including the maturity dates, are set forth in the MD&A under “Liquidity and Capital Resources.”

Business, page 27

31.	We reissue prior comment 42 from our letter dated May 25, 2006. Provide the complete disclosure required by Item 101(a)(1) of Regulation S-B.

Pursuant to Item 101(a)(1), we have added a section entitled “Our Organization; Acquisition of Ranor” and included in that section the material required by Item 101(a)(1).

32.
We reissue prior comment 43 from our letter dated May 25, 2006. Please disclose the material terms of the acquisition. Also, discuss when Lounsberry first had contact with Ranor and the activities leading up to entering into the merger agreement. We note your reference to the summary; however, the summary should simply summarize the business of the company and the offering. More detailed information should be relocated to the business section.

The registration statement has been revised to include under “Our Organization; Acquisition of Ranor”:

•	The material terms of the agreement to acquire Ranor.

•	When the Company first had contact with Lounsberry.

•
The subject of the negotiations between Lounsberry, its principal stockholders and Ranor Acquisition - i.e., the shares to be acquired by Lounsberry and the amount to be paid for such shares and the resignation of the sole director of Lounsberry and the election of James Reindl as sole director at the closing.

33.
We reissue prior comment 44 from our letter dated May 25, 2006. We note that the acquisition agreement with Ranor was pursuant to the August 2005 agreement. We note that the Form 10-SB did not reflect this material agreement and the periodic reports filed through the Form 8-K in March 2006 did not reflect this material information. Please explain. We may have further comment.

Securities and Exchange Commission
December 12, 2006

At the time Lounsberry filed its Form 10-SB, Lounsberry had no knowledge of either Ranor, Ranor Acquisition, Mr. Levy or Mr. Reindl. There was no agreement between Lounsberry and Ranor Acquisition or any of its principals until February 2006. There we no material definitive agreement to be executed until February 2006, and a Form 8-K describing the agreements was timely filed.

34.
We reissue prior comment 45 from our letter dated May 25, 2006. Provide a more detailed discussion of your business, including your principal products and services, as required by Item 101(b)(1) of Regulation S-B. Also, provide a more detailed discussion of the engineering, research and development services that you periodically provide. Discuss the bid process through which you obtain most of your business.

The Company does not have a principal product or service. The Company performs mainly complete metal fabrications and machining operations that may also include complete assemblies and integration of entire programs. In many cases the Company must enter a competitive bid process for a project that entails detailed estimates of materials and labor components to complete the entire project. This portion of the process may also include an analysis of constructability for the particular product. As discussed under “Business,” the Company manufactures various kinds of equipment under build to print agreements for different industries, including military, commercial, nuclear, shipbuilding, industrial, aerospace and alternative energy applications. As examples of the type of products it manufactures, the Company lists eight different products it has produced.

•	A target chamber mirror structure for use by a national laboratory.

•	A propulsion engine for use in a class of destroyers.

•	Housing for a defense contractor’s sonor systems.

•	Components, such as shield tank heads, sonar system pods and fairing, for a defense contractor.

•	Lifting equipment for a nuclear waste storage system for commercial nuclear plants.

•	Components for a nuclear reactor repair and overhaul projects.

•	Components used in alternative energy power generation.

•	Large die sets and other components used in machinery that produces plastic sheet.

The Company included language under “Business” to reflect the nature of the engineering services that the Company may provide to customers. These services are performed as part of the contract to manufacture a product and typically relate to work necessary to implement the actual manufacture of the product.

Securities and Exchange Commission
December 12, 2006

The bid process is described under “Business - Marketing.”

35.
We reissue prior comment 47 from our letter dated May 25, 2006. We note that you have multi-year relationships with a number of your suppliers but that you do not have long-term supply contracts with any suppliers. Disclose the typical supply contracts. Also, it would appear that the multi-year relationships make these suppliers material suppliers, regardless of the lack of multi-year contracts. Please provide a detailed analysis as to why you feel these are not material suppliers or revise the disclosure accordingly. We may have further comment. Disclose the material terms of any material agreements with these suppliers and file as exhibits.

The Company only purchases supplies when needed, and, if more than one source is available, the Company seeks quotes for different suppliers. Frequently, the raw materials required for a certain project are provided by the customer. The Company places orders for supplies by issuing a purchase order. The Company has not historically set up a production run for its customers. More often, the Company has a limited run of products, including orders for a single unit of product. Frequently, a project requires totally different raw materials that other products on which the Company is working at that time. The Company’s multi-year relationships result from the fact that the Company, when it needs product from a vendor, can order the product with the vendor being satisfied that it will be paid in a timely manner, which has been the case with the Company.

36.	We reissue prior comment 48 from our letter dated May 25, 2006. Please disclose the material terms of all material contracts and file as exhibits.

Item 101 of regulation S-B requires disclosure of the Company’s dependence on one or a few major customers to the extent material to an understanding of the Company’s business. The Company has included disclosure of its 10% customers in a table, without identifying the customers by name. The Company does not believe that it is dependent upon any one or a few customers, and it believes that the loss of any of the 10% customers would not have a materially adverse effect upon its business. Although there may be significant customers in one period, in general, there is no continuation from period to period. The Company’s business is dependent upon obtaining new contracts. Most of the Company’s contracts are for single units of product or a very limited run of products. Once the Company has completed the contract, there is no ongoing obligation on either the part of the Company or the part of the customer. The table under “Principal Customers” shows seven customers, none of which was a 10% customer in more than one period and some of which generated no revenue in one or more periods. Following the table is information relating to the customers and the nature of the products. The Company strongly feels that the disclosure included in the SB-2 meets the disclosure obligations under Item 101 and gives the potential investor a clear understanding as to the nature of the business. Further, customers who may be 10% customers in the six months ended September 30, 2006 may not be 10% customers for the entire fiscal year. It is inherent in the nature of a contract manufacturing company such as the Company that there is a very significant if not complete turnover of customers over very short periods of time. Further, the disclosure of the names of some of the customers would result in a termination of the contract, which is not in the best interest of the Company or the investing public. If the Company were dependent upon a customer or if one or two customers consistently represented a large percentage of the Company’s business, there might be an argument that, notwithstanding the risk of the loss of the customer, the disclosure is primary. However, knowledge of the Company’s customers does not give the investor any appreciable understanding of the Company’s business than the detailed disclosure that is included in the registration statement. An investor cannot say that the Company’s fortunes are dependent upon the success of a customer. The Company is not like, for example, a supplier to Walmart where the knowledge that Walmart is the customer provides information beyond the name of the customer. In that case, knowing Walmart represents a significant portion of a company’s business is material disclosure. Not so with the Company, where it must always market its services to new companies and for new projects. What is material for the company is the type of customer, which is disclosed, and the fact that the Company can manufacture a wide variety of products, so that any company that has a requirement for manufacturing large projects to a very close tolerance is a potential customer, which is also disclosed.

Securities and Exchange Commission
December 12, 2006

In view of the foregoing, the Company does not have any contracts which are material to its business that are required to be filed as exhibits. Exhibit 10 of Item 601 of Regulation S-B, defines material contracts (other than management and compensation related contracts) as contracts “not made in the ordinary course of business that will be performed after the filing of the registration statement or was entered into not more than two years before such filing” and includes “any contracts upon which the small business issuer’s business is substantially dependent, such as contracts with principal customers, principal suppliers, franchise agreements, etc.”

The Company does not believe that any of its contracts with its customers or suppliers are material contracts which must be disclosed pursuant to Item 601. The Company has stated the reasons why there are no material contracts with suppliers in response to comment 35. As discussed above, the contracts are not required to be disclosed for the following reasons:

•	All of the contracts are contracts made in the ordinary course of business. As a company that performs contract manufacturing services, its business is providing manufacturing services to customers.

•
There are no contracts upon which the Company’s business is dependent. The contracts with customers are not long-term contracts and once a project is finished, the Company generates no further revenue from the contract and has no continuing obligation under the contracts.

•	The Company’s customers change dramatically from period to period. Its business is dependent upon generating new business not continuing business from any existing contract.

37.	State the costs associated with the remedial action taken to clean the environmental issues discovered in 2004. Discuss the nature of the environmental issue discovered on-site.

The disclosure under “Business - Environmental Compliance” sets forth the cost incurred by the Company to correct the deficiencies were $86,975 in the year ended March 31, 2006 and $3,562 for the year ended March 31, 2005 and discloses the nature of the environmental issues.

38.
Disclose whether you have received, or are owed, any monies from the escrow reserve in connection with breaches of representations under the agreement regarding Ranor’s compliance with environmental law and regulations or breaches of any other representations or warranties.

Securities and Exchange Commission
December 12, 2006

The Company discloses under “Environmental Matters” that it has not yet made a claim under the escrow agreement and that it is in the process compiling the necessary documentation necessary to enable it to make such a claim. After making a claim, if the former Ranor stockholders dispute the claim, there is a mediation and arbitration procedure. At this time, it cannot presently determine the extent of the recovery, if any, that it may receive. On the September 31, 2006 balance sheet, we show a current liability of $843,600, which is $81,340 less than the amount held in escrow. This amount reflects a claim based on environmental remediation expenses incurred through September 30, 2006 with respect to which the Company expects to make a claim against the escrow. The Company is in the process of determining the amount of claims against the escrow account, and intends to make a claim prior to the first anniversary of the closing, which is February 24, 2007.

39.	Please expand your disclosure in response to prior comment 52 of our letter dated May 25, 2006 by discussing the anticipated on going cost and effect of compliance with environmental laws, if known.

The Company believes that it is now compliant with applicable environmental regulations and that will not have any material ongoing compliance costs. The Company believes that its only going costs are routine cost of personnel monitoring compliance and preparing reports in the normal course of business and that these costs will not be material.

40.
Name your material customers, i.e. those that accounted for 10% or more of revenues for the last fiscal year or the interim period. Disclose the material terms of these contracts and file as exhibits. Disclose the amount and percent of revenues for each period attributable to each material customer.

For the reasons set forth in the response to comment 36, the Company does not believe that the it is dependent upon any customer and that all of its work is performed pursuant to purchase orders received in the normal course of business.

41.	Please file as an exhibit the agreement which extends the maturity date of WM Realty Management’s obligations under its mortgage.

The WM Realty mortgage was refinanced in October 2006, so the extension agreement is no longer an operative document.

42.	We reissue prior comment 50 from our letter dated May 25, 2006. Please discuss in greater detail the governmental regulation that applies to your business.

Other than the government procurement regulations and the Miller Act, which are discussed under “Government Regulations” and the environmental regulations, which are discussed under “Environmental Compliance,” there are no are material government regulations affecting the Company’s ability to operate its business.

43.
We reissue prior comment 51 from our letter dated May 25, 2006. Estimate the amount spent during each of the last two fiscal years on research and development activities and, if applicable, the extent to which the cost of such activities are borne directly by customers. See Item 101(b)(l0) of Regulation S-B.

Securities and Exchange Commission
December 12, 2006

Language has been included under “Business - Research and Development” to make it clear that the Company did not incur any research and development expenses for either fiscal 2006 or 2005 and that any product development services are made pursuant to a contract with a customer and such costs are reflected in cost of revenue.

44.	We reissue prior comment 54 from our letter dated May 25, 2006. Provide the disclosure required by Item l0l(c)(1) of Regulation S-B.

The Company has included a new section, “Business - Annual Reports” to state that, commencing with the year ended March 31, 2007, the Company will send annual reports to the stockholders.

Management, page 30

45.	Disclose the full five year business experience of Mr. Winoski.

Mr. Winoski’s business experience for the past five years has been included.

Executive Compensation, page 31

46.	Please explain why Ms. Desmond is not included in the executive compensation table.

The Company has included Ms. Desmond in the executive compensation table.

47.
It appears the entire amount paid to Techprecision pursuant to the management agreement should be allocated to Mr. Reindl. Please revise the table accordingly or explain why such revision should not be made. Clarify when the agreement with Techprecision LLC was entered into.

Language had been included following the Summary Compensation Table to state the percentage interest of each of the Techprecision LLC members in Techprecision LLC. In view of the fact that Mr. Reindl received only 45% of the compensation paid under the management agreement, the Company believes that it would be misleading to reflect Mr. Reindl as having received the full amount paid to Techprecision LLC. In fact, Mr. Reindl receives compensation at the annual rate of $90,000 for serving as full time chief executive officer.

The management agreement was entered into contemporaneously with the reverse acquisition, as disclosed under “Management - Management Agreement.”

Principal Stockholders, page 33

48.	Provide clear disclosure of the termination of the agreement, as indicated in your supplemental response to prior comment 64 from our letter dated May 25, 2006.

Language has been included under “Certain Relationships and Related Transactions” to state that the agreement among Mr. Youtt, Mr. Reindl and Mr. Levy has been terminated.

Securities and Exchange Commission
December 12, 2006

Certain Relationships and Related Transactions, page 35

49.
Since the 928,000 shares of comment stock which the registrant purchased from Capital Markets Advisory were acquired by Capital Markets Advisory in February, 2005, disclose the amount Capital Markets Advisory paid for the shares.

Language has been included in the second bullet point under Certain Relationships and Related Transactions to state the Capital Markets had paid $92.80 for the shares that it sold to us.

50.
We reissue prior comment 66 from our letter dated May 25, 2006. Clarify the consideration received for the 7,997,000 shares of common stock issued to the named stockholders. Clarify the references to the assignment of Ranor Acquisition’s obligations under the agreement.

Language has been included under “Certain Relationships and Related Transactions” to state that:

•	The consideration for the 7,997,000 shares of common stock issued to the members of Ranor Acquisition was the assignment of the contract to acquire the stock of Ranor.

•	The Company assumed the obligations of Ranor Acquisition to purchase the stock of Ranor on the terms set forth in the Ranor stock purchase agreement.

•
Since the assignment of the purchase agreement, the financing and the acquisition of Ranor occurred simultaneously, there would not have been an assignment if the Company did not have the funds to complete the acquisition.

51.	We partially reissue prior comment 68 from our letter dated May 25, 2006. Discuss in greater detail the escalation provisions. Clarify how the escalations will be calculated.

Language has been included under “Business - Property” to state that the escalations are based on increases in the consumer price index.

52.
We reissue prior comment 67 from our letter dated May 25, 2006. Clearly disclose the consideration provided under the management agreement with Techprecision LLC in this section and disclose the nature of the relationship with the company.

Language has been included under “Certain Relationships and Related Transactions” to disclose:

•	The compensation payable under the agreement, which is $200,000 per annum.

•	The members of Techprecision - Mr. Reindl, Mr. Levy and Mr. Daube - do not currently receive any other compensation from the Company.

•	That Mr. Reindl works for the Company on a full-time basis and Mr. Levy and Mr. Daube do not devote any significant time to the Company’s business.

53.	Clearly disclose the allocable expenses that were paid and to whom these amounts were paid pursuant to the Ranor agreement.

Securities and Exchange Commission
December 12, 2006

Language has been included to state that the expenses were legal and other closing expenses incurred by the sellers. Since Ranor was controlled by Green Mountain Partners III and Phoenix Life Insurance Company, who held the notes, preferred stock and warrants and received substantially all of the consideration, principally in the form of the principal and interest on the debt, was paid to them, they controlled the transaction from the seller’s side. The principal expenses were their legal expenses relating to the negotiating and closing of the sale.

54.	We reissue prior comment 74 from our letter dated May 25, 2006. Name the four parties that received management fees of $200,000 per year.

Language has been included under “Management - Remuneration” as well as in the notes to the financial statements to state that Ranor had entered into management agreements with four of its former stockholders which provided for compensation of $75,000, $75,000, $25,000 and $25,000 to them. With the consent of the former stockholders, no compensation was paid under these agreements and, in lieu of payment under these agreements, Ranor paid three of these former stockholders, Mr. Rose, Mr. Lippincott and Mr. Justicz, who also served as officers of Ranor, annual salaries of $150,000 each. No compensation was paid to the fourth stockholder. On February 24, 2006, any obligations of Ranor to these former stockholders were terminated.

55.	Disclose the loan from related parties, as stated in note 10 to the financial statements.

The loan from the related parties is the $8,000,000 loan from Green Mountain Partners III and Phoenix Life Insurance Company that was paid at the closing. This loan is disclosed under “Certain Relationships and Related Transactions.”

Consolidated Statements of Operations, page F-4

56.	Disclose the nature and amount of the major components of general and administrative expenses in a note or state them separately on the statement of operations for the periods presented.

The financial statements have broken down selling, general and administrative expenses into four subcategories - professional expenses, payroll and related costs, which includes the compensation payable under the management agreement with Techprecision LLC, WM Realty related costs and other selling, general and administrative expenses.

Consolidated Statements of Stockholders’ Deficit, page F-5

57.
In various areas of the document, as well as in the February 24, 2006, agreement between Ranor and Techprecision, you state Techprecision issued 7,697,000 shares of their common stock. However, in this Statement and in various other areas of the document you state 7,997,000 shares of common stock were issued in this transaction. Please revise to provide consistent information through the filing and explain to us the reason for the 300,000 share difference between the amount agreed upon and the amount issued.

The correct number is 7,997,000. The reference to 7,697,000 was a typographical error and has been corrected.

Securities and Exchange Commission
December 12, 2006

58.
In Item 26, you state you “issued 1,000,000 shares to Capital Markets and 20,000 shares to Mark Allen for $102”. However, this Statement reports 1,020,000 shares being issued for $39,763. Please reconcile these amounts and revise the document to provide additional clarity.

The Company, then known as Lounsberry Holdings II, Inc., issued 1,020,000 to Capital Markets and Mark Allen for $102. The amount of $39,661 represented money advanced by Capital Markets to Lounsberry prior to February 2006. That amount represented an amount due to the principal stockholder at December 31, 2005 and at the date of the reverse merger, February 24, 2006.

Statement of Cash Flows, page F-6

59.	Please explain why you have included the restricted cash of $950,000 in the cash and cash equivalents ending balance. Explain how the guidance in SFAS 95 supports this treatment.

SFAS 95 Standards of Financial Accounting and Reporting, Focus on Cash and Cash Equivalents, item 8, SFAS 95, Footnote 1 defines cash consistent with common usage to includes not only currency on hand but demand deposits with banks or other financial institutions. Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty. The money in the escrow account is held by a third-party escrow agent. The Company can withdraw up to the full amount by following the claim procedure which is set forth in the escrow agreement. First the Company must make a demand for payment prior to February 24, 2007, with an explanation of the basis for the claim. If the former Ranor stockholders do not dispute the claim, the amount claimed is paid. If the former Ranor stockholders dispute the claim, in whole or in part, the disputed amount is subject to a mediation and arbitration procedure. To the extent that the Company is entitled to any of the amount claimed, the escrow agent pays that amount to the Company.

The amount shows in escrow is reduced by $20,000, from $950,000 to $925,000 to reflect the release of $20,000 from escrow based on the completion of certain environmental matters. This $20,000 was taken from an escrow account held by the former mortgagee of the WM Realty mortgage. The escrow amount under the Ranor acquisition agreement remains at $925,000. The Company shows an offsetting liability on the September 30, 2006 balance sheet in the amount of $843,600, which represents a specific claim of $86,400 under the escrow with the former Ranor stockholders based on the costs of environmental work performed by the Company as a result of an alleged breach of warranty under the Ranor purchase agreement. However, this claim has not yet been filed with the escrow agent.

Note 1 —Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

60.
We reiterate our request from our previous comment 87 from our letter dated May 25, 2006 for you to expand your discussion of revenue recognition to disclose your policies with regards to each of the four criteria outlined in SAB Topic 13.

The financial statements for the fiscal years ended March 31, 2006 and 2005, in Note 1 under “Significant Accounting Policies, Revenue Recognition and Costs Incurred,” covers all four elements of revenue recognition disclosure. It is disclosed that the unit of delivery requires the existence of a contracts to provide the persuasive evidence of an arrangement and determinable seller’s price, delivery of the product and reasonable collection prospects.

Securities and Exchange Commission
December 12, 2006

1.
Arrangement, Price, Delivery. Revenue and costs are recognized on the units of delivery method. This method recognizes as revenue the contract price of units of the product delivered during each period and the costs allocable to the delivered units as the cost of earned revenue.

2.	Separate Billing for Special Services. When the sales agreements provide for separate billing of engineering services, the revenues for those services are recognized when the services are completed.

3.	Costs allocable to undelivered units are reported in the balance sheet as costs incurred on uncompleted contracts.

4.
Reasonable Collection. Amounts in excess of agreed upon contract price for customer directed changes, constructive changes, customer delays or other causes of additional contract costs are recognized in contract value if it is probable that a claim for such amounts will result in additional revenue and the amounts can be reasonably estimated. Revisions in cost and profit estimates are reflected in the period in which the facts requiring the revision become known and are estimable.

Adjustments to cost estimates are made periodically, and losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined and are reflected as reductions of the carrying value of the costs incurred on uncompleted contracts. Costs incurred on uncompleted contracts consist of labor, overhead, and materials. Work in process is stated at the lower of cost or market and reflect accrued losses, if required, on uncompleted contracts.

61.
We note your response to our previous comment 88 from our letter dated May 25, 2006 with respect to engineering services. However, you do not appear to have addressed this comment in its entirety. Please address our previous comment 88 with respect to the component installations, as discussed on page 22 of MD&A, and provide any appropriate disclosures.

The Company’s revenue recognition policy statement covers all four elements of revenue recognition disclosure. It is stated that the unit of delivery requires the existence of a separate contract for billing for engineering services to provide the persuasive evidence of an arrangement and determinable sellers price, delivery of the services and reasonable collection prospects. See the response to the Comment 60.

62.
Please revise the disclosure on page F-9 to clarify the accounting treatment of revenue recognized in excess of contract terms and to specify the balance sheet account where these amounts are recorded. Revise the footnotes to the interim and annual financial statements to provide a roll forward from April 1, 2004, through June 30, 2006, that presents the amount recorded as an asset at each balance sheet date, the amount collected from customers during each period, and the amount of new revenue recognized in excess of contract terms during each period.

Securities and Exchange Commission
December 12, 2006

1.
During the fiscal years ended March 31, 2005 and 2006 no revenues were recognized in excess of contract terms. All change orders were reflected in changed contract amounts and recognized as revenue when the product was shipped.

2.
Note 4 of the statements for the years ended March 31, 2005 and 2006 and the six months ended September 30, 2006 disclose the roll forward of the costs incurred on uncompleted contracts and amounts collected from the customers as follows:

Uncompleted Contracts	Amount	Uncompleted Contracts	Amount
Balance of costs incurred 04/01/04	$ 2,719,391	Balance of costs incurred 04/01/05	$ 4,669,165
Total Cost incurred on contracts		Total Cost incurred on contracts
04/01/04 - 03/31/05	14,581,417	04/01/05 - 03/31/06	15,853,060
Less Cost of Sales		Less Cost of Sales
04/01/04 - 03/31/05	(12,631,643)	04/01/05 - 03/31/06	(17,632,576)

Balance of costs incurred 03/31/05	$ 4,669,165	Balance of costs incurred 03/31/06	$ 2,889,650

Billings on Uncompleted Contracts		Billings on Uncompleted Contracts
04/01/04 Beginning Balance	$ 1,608,725	04/01/05 Beginning Balance	$ 2,677,522
Total Billings incurred on contracts		Total Billings incurred on contracts
04/01/04 - 03/31/05	5,360,266	04/01/05 - 03/31/06	6,760,524
Less Contracts Recognized as Revenue		Less Contracts Recognized as Revenue
04/01/04 - 03/31/05	(4,291,469)	04/01/05 - 03/31/06	(7,854,985)
Billings on Uncompleted Contracts		Billings on Uncompleted Contracts
YE 03/31/05	$ 2,677,522	YE 03/31/06	$ 1,583,061

Balance of costs incurred 03/31/05	$ 4,669,165	Balance of costs incurred 03/31/06	$ 2,889,650
Billings on Uncompleted Contracts	2,677,522	Billings on Uncompleted Contracts	1,583,061
	$ 1,991,643		$ 1,306,588

Note 4 - Costs incurred on uncompleted contracts, page F-14

63.
We note your response to our previous comment 90 from our letter dated May 25, 2006. We reiterate our response for you to revise the footnote to discuss right of offset and clarify your reason for not recording these amounts as liabilities.

Note 4 is amended to add the following disclosure: The advance billing and deposits includes down payments for acquisition of materials and progress payments on contracts. The agreements with the buyers of the Company’s products allow the Company to offset the progress payments against the costs incurred.

Note 7 - Long Term Debt, page F- 15

64.
We note your response to our previous comment 91 from our letter dated May 25, 2006 stating you have revised your disclosures to reflect the payment deferral for the $800,000 and $200,000 payment. However, as of March 31, 2005, these amounts are still shown as long term and there does not appear to be any additional disclosure. Please revise as needed.

Securities and Exchange Commission
December 12, 2006

Note 5 - Long-Term Debt was amended to disclose that the lenders had deferred the payment of $800,000 and $200,000 until the due date of the notes on August 7, 2012.

Green Mountain Partners III, L.P. - Unsecured note payable - with semi-annual interest installments at 14%, due in February and August. Principal payments of $800,000 due annually commencing on August 7, 2006 through August 7, 2011, and $1,600,000 balance due on August 7, 2012. The note was subject to various covenants including a restriction on the incurrence of additional debt or commitments. Subsequently, the Lender a agreed to defer principal payments until August 7, 2012
-- 6,400,000

Phoenix Life Insurance Company -Unsecured note payable- with Semi-annual interest installments at 14%, due in February and August. Principal payments of $200,000 due annually commencing in August 7, 2006 through August 2011, and $400,000 balance due in August 7, 2012. The note was subject to various covenants including a restriction on the incurrence of additional debt. Subsequently, the Lender agreed to defer principal payments until August 7, 2012.
-- 1,600,000

Note 9 - Restricted Cash — Indemnification Obligation Escrow, page F-17

65.
We note the discussion of environmental issues in Note 9 and the disclosure in Note 17 regarding the intended claim for construction costs under the escrow agreement. Tell us how you determined whether an environmental remediation liability should be recognized. Describe your consideration of the relevant facts and circumstances. Refer to SOP 96-1 and SAB Topic 5Y and explain how you have addressed the relevant guidance and the basis for your accounting treatment.

The Company hired an engineer and determined the cost of remediation to be $81,900. The environmental remediation liability was $81,900 and is disclosed in accordance with American Institute of Certified Public Accountants' Statement of Position 96-1 (SOP 96-1) and Topic 5Y.

Note 10 — Related Party Transactions, page F- 18

Management Fees, page F- 18

66.	Disclose the total amount of fees due to prior management that were forgiven as of February 24, 2006, and tell us how you accounted for the forgiveness in the financial statements.

Prior to February 24, 2006, Ranor had entered into management agreements with four of its former stockholders which provided for compensation of $75,000, $75,000, $25,000 and $25,000 to them. With the consent of the former stockholders, no compensation was paid under these agreements and, in lieu of payment under these agreements, Ranor paid three of these former stockholders, Mr. Rose, Mr. Lippincott and Mr. Justicz, who also served as officers of Ranor, a salary of $150,000 each. No compensation was paid to the fourth stockholder. On February 24, 2006, any obligations of Ranor to these former stockholders were terminated, and there was no accrued obligation to any of these individuals.

Securities and Exchange Commission
December 12, 2006

Sale and Lease Agreement and Intra-company Receivable, page F- 18

67.	Revise to include the disclosures required by paragraph 23 of FIN 46R.

Paragraph 23 of FIN 46 requires the following disclosures about the Special Purpose Entity:

a.	The nature, purpose, size, and activities of the variable interest entity
b.	The carrying amount and classification of consolidated assets that are collateral for the variable interest entity’s obligations
c.	Lack of recourse if creditors (or beneficial interest holders) of a consolidated variable interest entity have no recourse to the general credit of the primary beneficiary.

The required disclosures were provided in the following sections of the notes to the financial statements:

Note 2. Reverse Acquisition Bullet 6, page F-11

Ranor sold its real estate to WM Realty Management, LLC for $3.0 million, and Ranor leased the real property on which its facilities are located from WM Realty Management, LLC pursuant to a net lease. WM Realty Management, LLC is an affiliate of the Company which is a variable interest entity. As a result, the financial statements do not reflect the sale of the real estate, but do show the $3,300,000 mortgage obligation, which was due in August 2006, as a current liability of the Company.

Note 3. Property, Plant and Equipment, Page F-14

Depreciation expense for the years ended March 31, 2006 and 2005 were $412,988 and $407,707, respectively. Land and buildings (which are owned by WM Realty Management, LLC - a consolidated entity under Fin 46 R) are collateral for the $3,300,000 Mortgage Loan and other fixed assets of the Company together with its other personal properties, being the collateral for the Sovereign Bank $4,000,000 secured loan and line of credit.

Note 10. Related Party Transactions, F-18

Sale and Lease Agreement and Intra-company Receivable

On February 24, 2006, WM Realty Management, LLC borrowed $3,300,000 to purchase from Ranor, Inc. its real property for $3,000,000 which was appraised on October 31, 2005 at $4,750,000 and leased the building on a part of the land to Ranor, Inc. Techprecision advanced $226,808 to pay closing costs and has a receivable of that amount from WM Realty Management, LLC, which amount was paid when WM Realty Management LLC refinanced the mortgage in October 2006. WM Realty Management, LLC was formed solely for this purpose; its partners are shareholders of Techprecision. The Company has considered WM Realty Management, LLC a special purpose entity as defined by FIN 46, and therefore has consolidated its operations into Techprecision.

Securities and Exchange Commission
December 12, 2006

The WM Realty Management, LLC mortgage bears interest at 11% that is paid monthly with principal of $25,000. The balance of $3,300,000 is due on August 1, 2006. Expenses of obtaining the mortgage were $192,455 and are being amortized over approximately a 5 month period.

Note 12. Sale And Lease

On February 24, 2006 Ranor, Inc. entered into a sale and lease back arrangement with WM Realty Management, LLC, and a special purpose entity. The sale of the building was for $3,000,000. The term of the Lease is for a period of fifteen years commencing on February 24, 2006. For the year ended March 31, 2006 rent expense paid by the Company was $36,500. This amount was eliminated in consolidation and the interest and depreciation were expensed.

The Company has an option to extend the term of the lease for two additional terms of five years, upon the same terms. The Minimum Rent payable for each option term will be the greater of (i) the minimum rent payable under the lease immediately prior to either the expiration date, or the expiration of the preceding option term, or (ii) the fair market rent for the leased premises. Minimum rental for the base year of the lease is $438,000. Effective as of January of each year subsequent to the base year, during the contract and any subsequent extension, a cost of living adjustment will be made to the minimum rental, based on the Consumer Price Index.

The Company has the option to repurchase the property at any time beginning after one year from the date of the agreement, at the appraised market value.

The minimum future lease payments are as follows:

Year Ended March 31	Amount

2007	$438,000
2008	438,000
2009	438,000
2010	438,000
2011-2015	2,190,000
2016-2021	2,190,000
2022	438,000

Total	$6,570,000

68.	Clarify the dollar balance of the land and buildings owned by WM Realty, included in the $4 million gross property plant and equipment balance.

See the response to Comment 67.

Securities and Exchange Commission
December 12, 2006

Note 14 - Capital Stock, page F-20

69.
We note your response to prior comment 79 from our letter dated May 25, 2006 and your statement that the exercise of the warrants requires the warrant holder to deliver cash in consideration for the shares of common stock. However, we note Section 5(d) of the warrant agreement appears to permit net share settlement, which is a net settlement alternative. As such, the warrants appear to meet the definition of a derivative in paragraph 6 of SFAS 133. While warrants often qualify for the scope exception in paragraph 11(a) of SFAS 133, a necessary step in determining whether a derivative meets the second step of the paragraph 11(a) scope exception is to determine whether the instrument would be classified in stockholders’ equity under EITF 00-19. Since the warrant agreement must be settled in registered shares to avoid liquidated damages, it appears the warrant would not meet this criteria based on guidance in paragraphs 14 to 18 of EITF 00- 19. As such, it appears treatment as a “combined freestanding agreement,” as discussed in your supplemental response, would result in the warrants treated as a derivative and recorded as a liability at fair value, with changes to fair value reflected in the income statement. Also, it is not clear how the probability of liquidated damages would be relevant in this scenario. Please explain how you have considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 and provide us with a comprehensive description of your accounting treatment for the warrants and how they relate to the accounting literature.

Section 5(e) of the Warrant states “The holder of this Warrant may not make a Cashless Exercise (i) during the six months following the Original Issue Date and (ii) thereafter if the sale by the Holder of the Warrant Shares is covered by an effective registration agreement.”

Under this provision the warrant holders will be given unregistered shares and the warrants will qualify as equity under the EITF 000-19, paragraph 14:
Delivery of unregistered shares in a private placement to the counterparty is within the control of a company, as long as a failed registration statement (that is, a registration statement that was filed with the SEC and subsequently withdrawn) has not occurred within six months prior to the classification assessment date. If a failed registration statement has occurred within six months of the classification assessment date, whether a company can deliver unregistered shares to the counterparty in a net-share or physical settlement is a legal determination. Accordingly, assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net-share settle the contract by delivery of unregistered shares, and (c) the other conditions in this Issue are met, the contract should be classified as a permanent equity instrument.

The Company had estimated the probability of liquidated damages to be low and consequently the computed expected value of such damages to be not material.

70.
On page 32, you state each newly elected independent director received stock options at the time of their election which occurred during the year ending March 31, 2006. Accordingly, you should provide the disclosures required by SFAS 123R for all options issued during the year. Please revise. Additionally, in the fourth paragraph on page F-l1 you state you are currently evaluating the requirements of SFAS 123R and have not yet determined its impact. Since you are required to adopt SFAS 123R in the three months ending March 31, 2006, you should have already determined the impact of the Statement. Please revise this footnote accordingly.

Securities and Exchange Commission
December 12, 2006

The Company had not stock-based compensation that fell under the provisions of SFAS 123R in the year ended March 31, 2006. The independent directors received options to purchase an aggregate of 75,000 shares of common stock upon their election in March 2006, and options to purchase an additional 75,000 shares of common stock in July 2006. The charge for these options, $13,500 is included in other selling, general and administrative expenses for the six months ended September 30, 2006.

Part II

Item 25

71.	We reissue prior comment 95 from our letter dated May 25, 2006. Please provide the disclosure required by Item 511 of Regulation S-B.

The estimated expenses of the offering have been included.

Recent Sales of Unregistered Securities, page II-2

72.	We reissue prior comment number 96 from our letter dated May 25, 2006. For each transaction listed in this section, please clarify the exemption relied upon and the facts supporting such exemption.

Item 26 has been revised to state, with respect to each issuance or set of issuances, the bases for the exemption.

73.
Please explain the role of Southridge in the December 2005 transaction. Clarify whether Southridge had any relationship with the officers and directors of the company and whether it received any compensation for this transaction. We may have further comment.

Southridge has no role in the December 2005 transaction and did not receive any compensation for this transaction, although a number of the stock purchasers have a relationship with Southridge. The discussion of the placement states that Southridge and Capital Markets are affiliated by common ownership in that both are controlled by a family limited partnership in which Steve Hicks has voting and disposition control. For the information of the staff, Exhibit A to this letter sets forth the names of the purchasers in the December 2005 private placement and their relationship to each other and, where applicable, to Southridge.

Exhibits

74.	We reissue prior comment 98 from our letter dated May 25, 2006. Please file validly executed exhibit 3.3, 10.7, and 10.9.

Executed exhibits 3.3 and 10.7 are filed with the amendment. Exhibit 10.9 is the 2006 Long-Term Incentive Plan, and does not have a provision for a signature and is not a document that was executed.

75.	File as an exhibit the legality opinion with the next amendment.

Exhibit 5.1 is filed with this amendment.

Securities and Exchange Commission
December 12, 2006

Form 10-KSB as of March 31, 2006, and Form 10-QSB as of June 30, 2006

76.
Revise the Forms 10-KSB and 10-QSB to conform to the applicable changes to the Form SB-2. Also, under the heading “Liquidity and Capital Resources” on page 19 of the Form 10-KSB, you state your cash position as of June 30, 2006, was $1,092,719. However, the balance sheet for such period reports a cash balance of $679,845. Please revise to provide consistent information in all documents.

The Company will revise the March 31, 2006 Form 10-KSB and the June 30, 2006 Form 10-QSB to conform to applicable changes to the Form SB-2.

Very truly yours,

/s/ James G. Reindl
James G. Reindl, CEO

Exhibit A
Investors in December 2005 private placement

Name	Relationship with other stockholders
Nelson Broms	Business associate of Southridge, but neither an employee or member
Pearl Broms	Mr. Broms’ spouse
CFO Managed Fund I, LLC	President of this entity is an independent contractor with Greenfield Capital Partners LLC (now Southridge Investment Group LLC) - the NASD member
Jeffrey Hicks	Brother of Stephen Hicks
Anna Crawford	Spouse of Jeffrey
Christopher Topping	Employee of affiliate of Southridge Capital
James McKeever	Unrelated
Antonio A. Yenidjeian	Employee of affiliate of Southridge Capital
Stephen Hieber	Employee of affiliate of Southridge Capital
Susan Isley	Employee of affiliate of Southridge Capital
Gina Pacific	Employee of affiliate of Southridge Capital
Joanne Leftwich	Employee of affiliate of Southridge Capital
Emilia P. Cantelio	Employee of affiliate of Southridge Capital
Mary Ellen Schloth	Spouse of President of CFO Managed Fund
Brenda Garzi	Spouse of Employee of affiliate of Southridge Capital
Joseph Garzi	Employee of affiliate of Southridge Capital
Gabrielle Guttman	Employee of Southridge Capital
Brittany Moss	Employee of Southridge Capital
Jennifer Rasmussen	Employee of Southridge Capital
Brooke Rodgerson	Employee of Southridge Capital
John Rodgerson	Spouse of Employee of Southridge Capital
Erika Magnussen	Employee of Southridge Capital
Zoe Hicks	Family member (niece) of Stephen Hicks
Ellen Hicks	Family member (niece) of Stephen Hicks
Carol Hicks	Spouse of Bradley Hicks
Bradley Hicks	Brother of Stephen Hicks
Mary Hicks	Spouse of Stephen Hicks
Taylor Hicks	Son of Stephen Hicks
Jonathan Hicks	Daughter of Stephen Hicks
Lori Cipot	Employee of Southridge Capital
Tonya Toriari	Independent Contractor to Southridge Capital
Sarah Licata	Employee of Southridge Capital
Debra Case	Employee of Southridge Capital
Claire Byl	Daughter of Michael Byl (Greenfield)
Kendall Byl	Daughter of Michael Byl (Greenfield)
Tracy Byl	Spouse of Michael Byl
Michael Byl	President of Greenfield Capital (now Southridge Investment Group)
Jean McKeever	Spouse of James McKeever
Larry Ditkoff	Employee of Southridge Capital
Henry Sargent	Employee of Southridge Capital